Direct Line: (212) 859-8689

Fax: (212) 859-4000

joshua.wechsler@friedfrank.com

October 31, 2019

VIA EMAIL AND EDGAR

Jay Williamson

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs BDC, Inc.

Registration Statement on Form N-2

File No: 333-230801

Dear Mr. Williamson:

On behalf of Goldman Sachs BDC, Inc. (the “Company”), set forth below is the Company’s response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) communicated to Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, via telephone call on May 9, 2019, with respect to the above-referenced Registration Statement on Form N-2, filed on April 10, 2019 (the “Registration Statement”). To facilitate your review, we have reproduced the Staff’s comments below with each response to the comment set out immediately below the comment.

For your convenience, the Company has attached changed pages in the Registration Statement to show the revisions being made in response to the Staff’s comments, as they would be reflected in a future Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

1.	On page 10, please confirm that the “Other expenses” line of the Fees and Expenses table includes income tax expense for the year ended 12/31/2018.

The Company acknowledges the Staff’s comment and confirms that the “Other expenses” line of the Fees and Expenses table includes income tax expense for the year ended December 31, 2018.

2.

On page 27, you include risk disclosure indicating that most of your floating rate investments are linked to LIBOR, that the U.K. Financial Conduct Authority will stop compelling banks to submit LIBOR rates after 2021, and that it is not possible to predict the effect this change, including the establishment of alternative reference rates, may have on the value of LIBOR-linked securities. In a March 15, 2019 speech entitled “Applying a Principles-Based Approach to Disclosing Complex, Uncertain and Evolving Risks,” Corporate Finance Director Bill Hinman observed that a well-written MD&A allows investors to understand how management is positioning the company in the face of uncertainties. While he used Brexit to frame his comments, his observations about providing disclosure that helps investors understand how management assesses the company’s exposures including steps it is taking to manage and mitigate risk, are equally valid to the anticipated 2021 LIBOR phase-out. Given the nature of your direct lending activities, we believe additional disclosure on this topic is warranted, with a view to enhance risk, MD&A and business disclosures. Please explain how management is positioning the funds to deal with the transition. Potential responsive items might include, for example:

•	Do your investments include fallback language?

•	What sort of fallback language is included and how does it go into effect?

•	What sort of spread adjustment mechanisms are being negotiated? How will they work and what issues are being encountered?

•	How do you adjust for differences between LIBOR and your alternative reference rate and ensure zero value of transfer when the switch to the alternative rate is made?

•	What approximate percentage of existing investments do not have fallback language?

•	For investments without fallback language, what are the risks to your portfolio valuation and interest income and what are you doing to manage that risk?

•	What are the potential impacts to your portfolio valuation and interest income going forward as a result of the transition from LIBOR to an alternate reference rate?

These questions are examples only. Ultimately, your disclosure should focus on the key issues as management sees them and discuss the steps management is taking to address the transition. Please provide model draft disclosure with your response.

As disclosed throughout the Registration Statement, the Company’s investment portfolio is comprised primarily of LIBOR-based floating rate loans. Management has begun the process of evaluating the risks presented by the anticipated LIBOR phase-out across its portfolio but has not yet completed that process, as the future phase-out of LIBOR remains uncertain. Many of the Company’s loan agreements with portfolio companies already include fallback language in the event that LIBOR becomes unavailable. This language typically provides that the administrative agent may identify a replacement reference rate, either in consultation with or with the consent of the borrower. In some cases, the administrative agent will not be required to consult with other lenders under the facility prior to identifying a replacement reference rate. In other cases, the administrative agent must obtain the consent of a majority of the lenders under the facility, or the consent of each lender, prior to identifying a replacement reference rate. Certain of the Company’s loan agreements with portfolio companies do not include any fallback language providing a mechanism for the parties to negotiate a new reference interest rate, but rather revert to the base rate in the event LIBOR ceases to exist.

If LIBOR ceases to exist, the Company may need to renegotiate its loan agreements with portfolio companies where the maturity extends beyond 2021 in order to replace LIBOR with an alternative reference interest rate. Following the replacement of LIBOR, some or all of the Company’s loan agreements may bear interest at a lower interest rate, which may have an adverse effect on the Company’s overall financial condition or results of operations.

In addition, if LIBOR ceases to exist, the Company may seek to renegotiate certain terms of its Revolving Credit Facility. Under the terms of the Revolving Credit Facility, in the event that the administrative agent is not able to ascertain LIBOR, the base rate would be used as a replacement rate. If the Company is unable to renegotiate the Revolving Credit Facility to provide for a replacement reference rate, amounts drawn under the facility may bear interest at a higher rate, which would increase the cost of the Company’s borrowings and, in turn, adversely affect its results of operations. The Company has attached, as Exhibit A hereto, certain proposed changes to its relevant risk disclosure as they would be reflected in the Amended Registration Statement, and which the Company will include in its periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

3.

On page 88 under “Senior Credit Fund,” we note the disclosure concerning the February 27, 2019 authorization to liquidate and dissolve the Senior Credit Fund and distribute the Fund’s assets and liabilities pro rata. Please tell us the proposed timing and mechanics of this transaction. It is unclear, for example, whether and how you legally assume the rights and obligations associated with the Senior Credit Fund’s investments and borrowings. Please explain. In addition, depending on your response, please tell us whether you contemplate any securities offerings prior to issuing financial statements reflecting the closing of these transactions and, if so, how you will evaluate your disclosure obligations. In this respect, it is unclear if the liquidation will materially change portfolio characteristics, increase fees payable to the adviser, or significantly alter your Investment Company Act of 1940 (the “1940 Act”) leverage ratio. Please advise or revise as appropriate.

On May 8, 2019, the Company and Cal Regents each contributed $125.56 million to the Senior Credit Fund, which was used by the Senior Credit Fund to repay in full all outstanding indebtedness, including all accrued and unpaid interest and fees, under the Asset Based Facility and to fund certain other related expenses that the Senior Credit Fund expects to incur in connection with its dissolution. The Asset Based Facility was then terminated and all liens securing the collateral under the Asset Based Facility were released. The Company funded its portion of the contributed amount through additional borrowings under its Revolving Credit Facility.

Following the repayment and termination of the aforementioned Asset Based Facility, the Senior Credit Fund distributed its pro rata share of the assets of the Senior Credit Fund to its members. The pro rata portion of the assets received by the Company included senior secured loans of $215.10 million and $210.09 million at amortized cost and at fair value, respectively and cash of $9.63 million. In addition, the Company assumed the obligation to fund outstanding unfunded commitments of the Senior Credit Fund that totaled $5.66 million, representing its pro rata portion of all unfunded commitments of the Senior Credit Fund at such time. The pro rata portion of the assets received by the Company have been included in the Company’s consolidated financial statements and notes thereto.

As of September 30, 2019, the Senior Credit Fund consisted of cash and cash equivalents, and other liabilities that represent a total amount due to its members of approximately $0.33 million. The Company included $0.17 million within Other Assets on the Consolidated Statement of Assets and Liabilities in respect of its pro rata portion of the amount due from the Senior Credit Fund to its members. After the satisfaction of all remaining liabilities and the distribution of any remaining assets, the Senior Credit Fund will be terminated.

The Company confirms that the investments were transferred from the Senior Credit Fund to each of the members by way of assignment and assumption agreements with respect to each portfolio investment. The addition of the Senior Credit Fund’s assets to the Company’s portfolio did not materially change the Company’s current portfolio characteristics, although single name portfolio company diversification increased and the Company’s mix of first lien debt relative to second lien debt also increased.

The Company’s adjusted gross assets increased as a result of the transaction and, as a result, the Management Fee payable to the Investment Adviser increased as well. However, the Company notes supplementally that in June 2018, the Company and the Investment Adviser agreed to reduce the Management Fee from an annual rate of 1.50% of the average value of the Company’s gross assets (excluding cash and cash equivalents, but including assets purchased with borrowed amounts) to an annual rate of 1.00% of such assets. The Company’s leverage ratio increased approximately 0.18x as a result of the transaction, based on the Company’s net asset value as of March 31, 2019, which is the most recently completed fiscal period prior to the date of the transaction.

4.

On page 100, in the paragraph beginning “In February 2019,” your disclosure describes how the Maximum Debt/Equity Ratio is calculated but does not say what the actual maximum is. Please revise to specify. Also, please confirm, if true, that the repurchase limits are designed to prevent you from falling below any asset coverage tests imposed by the 1940 Act and existing borrowing agreements.

The Company disclosed on page 100 of the Registration Statement that the Maximum Debt/Equity Ratio is equal to the sum of debt on its balance sheet and committed but uncalled debt divided by net assets, as of the balance sheet date of the Company’s most recently reported financial statements. The Company also confirms that the repurchase limits are designed to prevent the Company from falling below the asset coverage tests imposed by the 1940 Act and the Company’s Revolving Credit Facility.

5.

On page 222 under “Incorporation by Reference,” to the extent you intend to update your registration statement to forward incorporate by reference, please consider using language that more closely tracks Item 12(b) of Form S-3.

The Company will delete the section entitled “Incorporation by Reference” in the Amended Registration Statement.

6.

On page F-53, we note the disclosure that the Company may enter into investment commitments to fund investments verbally. Please explain your process for ensuring verbal commitments are appropriately authorized and documented for purposes of your disclosure controls and procedures and internal controls over financial reporting.

The Company does not enter into investments commitments to fund investments verbally. Please see the Company’s proposed revised disclosure attached as Exhibit B hereto, which is also reflected in the Company’s periodic reports filed pursuant to the Exchange Act.

Should you have any questions or comments with response to this filing, please call Joshua Wechsler at (212) 859-8689 or Edward Welch at (212) 859-8313.

Sincerely, /s/ Joshua Wechsler
Joshua Wechsler

cc:	Jonathan Lamm (Goldman Sachs BDC, Inc.)

Joseph McClain (Goldman Sachs Asset Management, L.P.)

Geoffrey R.T. Kenyon (Dechert LLP)

Thomas J. Friedmann (Dechert LLP)

Exhibit A

We are exposed to risks associated with changes in interest rates.

Our debt investments may be based on floating rates, such as LIBOR, the Euro Interbank Offered Rate, the Federal Funds Rate or the Prime Rate. General interest rate fluctuations may have a substantial negative impact on our investments, the value of our securities and our rate of return on invested capital. Currently, most of our floating rate investments are linked to LIBOR and it is unclear how increased regulatory oversight and changes in the method for determining LIBOR may affect the value of the financial obligations to be held by or issued to us that are linked to LIBOR, or how such changes could affect our results of operations or financial condition. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations. In addition, if LIBOR ceases to exist, we may need to renegotiate the credit agreements extending beyond 2021 with our portfolio companies that utilize LIBOR as a factor in determining the interest rate, in order to replace LIBOR with an alternative reference interest rate, which may have an adverse effect on our overall financial condition or results of operations. Following the replacement of LIBOR, some or all of these credit agreements may bear interest at a lower interest rate, which could have an adverse impact on our financial condition or results of operations. Moreover, if LIBOR ceases to exist, we may need to renegotiate certain terms of our Revolving Credit Facility. If we are unable to do so, amounts drawn under the Revolving Credit Facility may bear interest at a higher rate, which would increase the cost of our borrowings and, in turn, affect our results of operations.

Because we have borrowed money, and may issue preferred stock to finance investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds or pay distributions on preferred stock and the rate that our investments yield. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on our net interest income. However, an increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make an investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock. Further, rising interest rates could also adversely affect our performance if such increases cause our borrowing costs to rise at a rate in excess of the rate that our investments yield.

Further, rising interest rates could also adversely affect our performance if we hold investments with floating interest rates, subject to specified minimum interest rates (such as a LIBOR floor), while at the same time engaging in borrowings subject to floating interest rates not subject to such minimums. In such a scenario, rising interest rates may increase our interest expense, even though our interest income from Investments is not increasing in a corresponding manner as a result of such minimum interest rates.

In periods of rising interest rates, to the extent we borrow money subject to a floating interest rate, our cost of funds would increase, which could reduce our net investment income. Further, rising interest rates could also adversely affect our performance if we hold investments with floating interest rates, subject to specified minimum interest rates (such as a LIBOR floor), while at the same time engaging in borrowings subject to floating interest rates not subject to such minimums. In such a scenario, rising interest rates may increase our interest expense, even though our interest income from investments is not increasing in a corresponding manner as a result of such minimum interest rates.

If general interest rates rise, there is a risk that the portfolio companies in which we hold floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on us to provide fixed rate loans to our portfolio companies, which could adversely affect our net investment income, as increases in our cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.

A change in the general level of interest rates can be expected to lead to a change in the interest rate we receive on many of our debt investments. Accordingly, a change in the interest rate could make it easier for us to meet or exceed the performance threshold in the Investment Management Agreement and may result in a substantial increase in the amount of incentive fees payable to our Investment Adviser with respect to the portion of the Incentive Fee based on income.

Exhibit B

8. COMMITMENTS AND CONTINGENCIES

Commitments

The Company may enter into investment commitments ~~to fund investments either verbally or~~ through signed commitment letters which in certain circumstances may be disclosed by the Company. In many circumstances, borrower acceptance and final terms are subject to transaction-related contingencies. These are disclosed as commitments upon execution of a final agreement. As of December 31, 2018, the Company believed that it had adequate financial resources to satisfy its unfunded commitments. The Company had the following unfunded commitments by investment types as of the dates indicated:

	December 31, 2018			December 31, 2017
	Commitment Expiration Date(1)	Unfunded Commitment	Fair Value(2)(3)	Commitment Expiration Date(1)	Unfunded Commitment	Fair Value(2)(3)
1st Lien/Senior Secured Debt
Picture Head Midco LLC	03/31/2019	$2,540	$(51)	—	$—	$—
VRC Companies, LLC	09/27/2019	872	(9)	—	—	—
Legacy Buyer Corp.	10/24/2019	2,500	—	10/24/2019	2,500	(37)
Businessolver.com, Inc.	05/15/2020	1,398	(28)	—	—	—
SPay, Inc.	06/15/2020	5,663	(143)	—	—	—
Hygiena Borrower LLC	06/29/2020	567	(11)	—	—	—
Diligent Corporation	08/03/2020	247	(3)	—	—	—
Gastro Health, LLC	09/04/2020	5,062	(102)	—	—	—
Diligent Corporation	12/19/2020	9,590	(120)	—	—	—
Elemica, Inc.	07/07/2021	6,000	(75)	07/07/2021	6,000	(105)
Associations, Inc.	07/30/2021	1,892	(19)	—	—	—
Netvoyage Corporation	03/24/2022	654	(8)	03/24/2022	654	(11)
VRC Companies, LLC	03/31/2022	86	(1)	—	—	—
Diligent Corporation	04/14/2022	780	(10)	—	—	—
Continuum Managed Services LLC	06/08/2022	2,220	(44)	06/08/2022	2,220	(56)
DDS USA Holding, Inc.	06/30/2022	1,079	(8)	—	—	—
Xactly Corporation	07/29/2022	1,697	(25)	07/29/2022	1,697	(34)
Hygiena Borrower LLC	08/26/2022	380	(8)	—	—	—
Lithium Technologies, Inc.	10/03/2022	2,684	(54)	10/03/2022	1,544	(35)
Datto, Inc.	12/07/2022	2,492	(19)	12/07/2022	2,406	(48)
Businessolver.com, Inc.	05/15/2023	941	(19)	—	—	—
Integral Ad Science, Inc.	07/19/2023	1,815	(36)	—	—	—
Picture Head Midco LLC	08/31/2023	1,760	(36)	—	—	—
Gastro Health, LLC	09/04/2023	2,000	(40)	—	—	—
Empirix, Inc.	09/25/2023	1,300	(23)	—	—	—
SPay, Inc.	06/17/2024	304	(8)	—	—	—
Associations, Inc.	07/30/2024	587	(6)	—	—	—
Fenergo Finance 3 Limited(3)	09/05/2024	1,744	(59)	—	—	—
Fenergo Finance 3 Limited	09/05/2024	1,182	(24)	—	—	—
iCIMS, Inc.	09/12/2024	1,868	(37)	—	—	—
MMIT Holdings	11/15/2024	2,550	(51)	—	—	—